Filed Pursuant to Rule 424(b)(3)

Registration No. 333-257789

OAKTREE DIVERSIFIED INCOME FUND INC.

Supplement dated March 29, 2024,

to the Statement of Additional Information dated May 1, 2023, as supplemented and amended to date

This is a supplement (the “Supplement”), to the Statement of Additional Information, dated May 1, 2023, of Oaktree Diversified Income Fund Inc. (the “Fund”). You should read this Supplement in conjunction with the Statement of Additional Information, dated May 1, 2023 (the “SAI”). The SAI has been filed with the SEC and is incorporated by reference in its entirety into the Fund’s Prospectus. Certain capitalized terms used and not defined herein have the meanings set forth in the SAI.

RECENT DEVELOPMENTS

Update Regarding the Board of Directors

Effective March 29, 2024, Mr. David W. Levi, an Interested Director of the Fund, resigned from the Board of Directors. In connection with Mr. Levi’s resignation, at a meeting of the Board held on February 22, 2024, the Board approved the appointment of Mr. Brian F. Hurley to serve as an Interested Director, effective March 29, 2024. Mr. Hurley currently serves as President of the Fund and will continue to serve in such capacity following his appointment to the Board. In addition, the Board previously approved the appointment of Ms. Betty Whelchel to serve as an Independent Director, effective January 1, 2024. Since her appointment, Ms. Whelchel has served as an Independent Director of the Fund, and a member of the Audit and Nominating and Compensation Committees. Accordingly, all references to Mr. Levi in the Fund’s SAI are hereby deleted in their entirety, and the changes below are hereby made to the Fund’s SAI to reflect the addition of Mr. Hurley and Ms. Whelchel to the Board.

Under the heading “Directors and Officers,” in the table, under the caption “Independent Directors,” the disclosure is hereby supplemented with the following:

Name, position(s), address (1) and year of birth	Term of office and length of time served (2)	Number of funds in Fund Complex overseen by Director (3)	Principal occupation(s) during past five years	Other directorships held by director during past five years (4)
INDEPENDENT DIRECTORS: (5)
Betty Whelchel Director, Member of the Audit Committee, Member of the Nominating and Compensation Committee Born: 1956	Since January 1, 2024(6)	9	US Head of Public Policy: Regulatory Affairs of BNP Paribas (2016 – 2019).	Director/Trustee of several investment companies advised by PSG (2024 – Present).

(1)	Address: Brookfield Place, 225 Liberty Street, 35th Floor, New York, New York, 10281-1023, unless otherwise noted.
(2)	The term of office of the Independent Directors is indefinite.
(3)	The Fund Complex is comprised of the Fund, Brookfield Investment Funds (six series of underlying portfolios), Brookfield Real Assets Income Fund Inc. and Brookfield Infrastructure Income Fund Inc.
(4)	This column includes only directorships of companies required to report to the SEC under the 1934 Act, (i.e., public companies) or other investment companies registered under the 1940 Act.
(5)	Directors who are not considered to be “interested persons” of the Fund as defined in the 1940 Act are considered to be “Independent Directors.”
(6)	Ms. Betty Whelchel was appointed as an independent director/trustee of the Fund Complex effective January 1, 2024.

Under the heading “Directors and Officers,” in the table, under the caption “Interested Directors/Officers,” the current information for Mr. Hurley in the table is deleted in its entirety, and hereby replaced with the following information and corresponding footnotes:

Name, position(s) address (1) and year of birth	Term of office and length of time served (2)	Number of funds in Fund Complex Overseen by Director (3)	Principal occupation(s) during past five years	Other directorships held by Director during past five years (4)
INTERESTED DIRECTORS/ OFFICERS:(5)
Brian F. Hurley Director and Secretary Born: 1977	Director since March 29, 2024(6) President since 2021	N/A	President of several investment companies advised by PSG (2014 – Present); Managing Director (2014 – Present) and General Counsel (2017 – Present) of PSG; Managing Partner of Brookfield Asset Management Inc. (2016 – Present).	Director/Trustee of several investment companies advised by PSG (2024 – Present).

(1)	Address: Brookfield Place, 225 Liberty Street, 35th Floor, New York, New York, 10281-1023, unless otherwise noted.
(2)	Mr. Hurley will hold office as Director for an indefinite term until the earliest of: (i) the next meeting of stockholders if any, called for the purpose of considering the election or re-election of Mr. Hurley and until the election and qualification of his successor, if any, elected at such meeting; or (ii) the date Mr. Hurley resigns or retires, or is removed by the Board or stockholders, in accordance with the Fund’s Charter and Bylaws. Each officer will hold office for an indefinite term or until the date he or she resigns or retires until his or her successor is elected and qualified.
(3)	The Fund Complex is comprised of the Fund, Brookfield Investment Funds (six series of underlying portfolios), Brookfield Real Assets Income Fund Inc. and Brookfield Infrastructure Income Fund Inc.
(4)	This column includes only directorships of companies required to report to the SEC under the 1934 Act, (i.e., public companies) or other investment companies registered under the 1940 Act.
(5)	Directors who are not considered to be “interested persons” of the Fund as defined in the 1940 Act are considered to be “Independent Directors.”
(6)	Mr. Brian F. Hurley was appointed as an interested director/trustee of the Fund Complex effective March 29, 2024.

Under the heading “Directors and Officers,” in the subsection “Additional Information Concerning the Board of Directors --- Information about each Director’s qualifications, experience, attributes or skills,” the disclosure is hereby supplemented with the following:

“Betty Whelchel. Ms. Whelchel has extensive experience in financial services law and regulation, international finance and public policy. She has held a number of senior management positions at international financial institutions, including serving as U.S. Head of Public Policy and Regulatory Affairs and U.S. General Counsel for BNP Paribas, Global General Counsel for Deutsche Asset Management and U.S. Deputy General Counsel for Deutsche Bank AG. She started her career in the General Counsel’s office of the U.S. Treasury Department, and worked as a lawyer with Shearman & Sterling in its New York and Tokyo offices, specializing in bank finance, mergers and acquisitions and joint ventures. Throughout her forty-two year career, Ms. Whelchel has been active in industry initiatives related to financial regulation and corporate governance, including the Committee on Capital Markets Regulation, the Executive Committee of the Institute of International Bankers Board of Trustees, and the Association of the Bar of the City of New York’s Special Task Force on the Lawyer’s Role in Corporate Governance. She has received numerous awards, including 2015 Legal 500 Individual of the Year in Financial Services and the 2013 Burton “Legend in the Law” Award. Ms. Whelchel is a member of the Audit Committee and the Nominating and Compensation Committee.

Brian F. Hurley. Brian Hurley is a Managing Partner at Brookfield and General Counsel for the Adviser. In this role, he oversees the legal and compliance functions and is also actively involved in the Adviser’s investment funds business, including product and business development. Prior to joining Brookfield in 2010, Mr. Hurley was an attorney at Paul Hastings LLP and a member of its Investment Management Practice Group, where he focused his practice on representing investment advisers and various investment companies. Mr. Hurley earned a Juris Doctor degree from Columbia University and a Bachelor of Arts degree from the College of the Holy Cross.”

Under the heading “Directors and Officers,” in the subsection “Board Committees,” the disclosure is hereby supplemented to reflect the addition of Ms. Whelchel to the Audit Committee and the Nominating and Compensation Committee.

Under the heading “Directors and Officers,” in the table under the subsection “Beneficial Ownership of Shares Held in the Fund and the Family of Investment Companies for Each Director,” the following information and corresponding footnotes are hereby added to the table:

Name of Director	Aggregate dollar range of equity securities held in the Fund**(1)	Aggregate dollar range of equity securities held in the Fund Complex(1)(2)
Interested Director:
Brian F. Hurley(3)	A	C
Independent Director:
Betty Whelchel(4)	A	A

...

(3)	Mr. Brian F. Hurley was appointed as an interested director/trustee of the Fund Complex effective March 29, 2024.
(4)	Ms. Betty Whelchel was appointed as an independent director/trustee of the Fund Complex effective January 1, 2024.

Under the heading “Compensation Table,” the following information and corresponding footnotes are hereby added to the table:

Name of person and position	Aggregate compensation from the Fund	Total compensation from Fund Complex(1)

Interested Director:
Brian F. Hurley(2)	N/A	N/A
Independent Director:
Betty Whelchel(3)	$—	$—(0)

...

(2)	Mr. Brian F. Hurley was appointed as an interested director/trustee of the Fund Complex effective March 29, 2024.
(3)	Ms. Betty Whelchel was appointed as an independent director/trustee of the Fund Complex effective January 1, 2024. As a result, she received no compensation from the Fund Complex for the fiscal year ended December 31, 2023.

Capitalized terms used herein but not defined shall have the meanings assigned to them in the Fund’s SAI.

Please retain this Supplement for reference.